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	 					UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 9)

						EMBREX, INC.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						290817105
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					  September 23, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 290817105 			13D				Page 2 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:	94-3088699
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,168,900
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,168,900
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,168,900
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.2%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA
------------------------------------------------------------------

CUSIP No. 290817105 			13D				Page 3 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

William Leland Edwards
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF, PF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				32,400
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,168,900
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				32,400
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,168,900
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,201,300
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.6%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

CUSIP No. 290817105 			13D				Page 4 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Micro Cap Partners, L.P.
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	WC
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				465,400
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						465,400
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	465,400
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

CUSIP No. 290817105			13D				Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Embrex, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1035 Swabia Court, Durham, NC 27703.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Palo Alto
Investors ("PAI"), William Leland Edwards ("Edwards") and Micro Cap Partners, L.P. ("Micro Cap") (collectively, the "Filers").

	(b)	The business address of the Filers is located at 470 University
Avenue, Palo Alto, CA 94301.

	(c)	PAI is an investment adviser registered under the Investment
Advisers Act of 1940. Edwards is the President and sole shareholder of PAI. Micro Cap is an investment limited partnership of which PAI is the general partner.

(d)	During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	PAI is a California corporation.  Edwards is a citizen of the
United States of America.  Micro Cap is a Delaware limited partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

PAI			Funds Under Management*	$7,668,795.82
Edwards		Working Capital			$  204,867.00
Micro Cap		Working Capital			$3,272,680.83

* Includes funds of Micro Cap and PAI's other advisory clients invested in the Stock.


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CUSIP No. 290817105			13D					Page 6 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

PAI's principal purpose for acquiring the Stock is equity investment.

On April 18, 1999, the Issuer, Micro Cap Partners, L.P., a Delaware limited partnership of which PAI is the General Partner ("Micro Cap"), PAI, Walter Smiley ("Smiley") and Edwards entered into an agreement (the "Settlement Agreement") pursuant to which: (a) the Issuer agreed, among other things,
(i) to increase the size of its Board of Directors by one and to elect Smiley to fill the vacancy created thereby, (ii) to nominate Smiley for election as a director of the Issuer at the Issuer's Annual Meeting of Shareholders scheduled for May 20, 1999 (the "1999 Annual Meeting") and
(iii) to amend the Issuer's Amended and Restated Bylaws (the "Bylaws") to allow any two directors to call a special meeting of shareholders; and (b) Micro Cap and PAI agreed, among other things, (i) to withdraw all of their preliminary proxy materials filed with respect to the Issuer, the request that the Issuer include in its proxy statement for the 1999 Annual Meeting a proposal for the Issuer to retain an investment banking firm and the notice made on behalf of Micro Cap regarding the presentation at the 1999 Annual Meeting of a proposal to amend the Bylaws and (ii) not to bring any matters before the 1999 Annual Meeting. The Settlement Agreement is attached hereto as Exhibit A and incorporated herein by reference.
Pursuant to the Settlement Agreement, on April 19, 1999, Micro Cap and Edwards notified the Securities and Exchange Commission that Micro Cap would not be filing a definitive proxy statement for the 1999 Annual Meeting.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Each Filer's beneficial ownership of the Stock at the date hereof is reflected on the cover sheet for that Filer.

The Filers have effected the following transactions in the Stock since September 2, 1999:

				Purchase					Number		Price
Name				or Sale		Date			of Shares		per Share

Micro Cap				P		9-7-99		 5,000		$8.375
Micro Cap				P		9-23-99		50,000		 8.5625
PAI					S		9-23-99		50,000		 8.5625
Micro Cap				P		9-24-99		25,000		 8.5625
PAI					S		9-24-99		25,000		 8.5625

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than Micro Cap, are more than 5% of the class.

CUSIP No. 290817105			13D				Page 7 of 10 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement dated as of April 18, 1999, among the Issuer, Micro Cap, PAI, Smiley and Edwards.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 27, 1999

Palo Alto Investors


By:	/s/ William L. Edwards
	William L. Edwards
	President


/s/ William L. Edwards
William L. Edwards


Micro Cap Partners, L.P.

By:	Palo Alto Investors


	By:	/s/ William L. Edwards
		President

CUSIP No. 290817105			13D				Page 8 of 10 Pages

												Exhibit A

					AGREEMENT

	This Agreement is made and dated as of April 18, 1999 among Embrex, Inc., a North Carolina corporation ("Embrex"), Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"), Palo Alto Investors, Inc., a California corporation ("Palo Alto"), Walter Smiley, a resident of Arkansas, and William L. Edwards, a resident of California. Mr. Smiley and Mr. Edwards are executing this Agreement only for purposes of Sections 3(a) and Sections 3(b) and (c), respectively.

	For good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

	1.	Agreements of Embrex.

		(a)	As soon as practicable, but no later than Friday, April 23,
1999, Embrex shall increase the number of directors of Embrex from seven to eight, thereby creating a vacancy, and shall elect Mr. Smiley as a director of Embrex.

		(b)	Embrex shall include Mr. Smiley as a nominee for director at
Embrex's next Annual Meeting of Shareholders, scheduled for May 20, 1999
(the "1999 Annual Meeting").

		(c)	As soon as practical, but no later than Friday, April 23,
1999, Embrex shall amend its Amended and Restated Bylaws (restated effective May 21, 1998) so that Article III, Section 4 shall read in its entirety as follows:

 "SECTION 4. Special Meetings. Special meetings of shareholders may be called at any time by any two directors. Only business within the purpose or purposes described in the meeting notice specified in
Section 6 of this Article may be conducted at a special meeting of shareholders."

		(d)	Embrex shall immediately withdraw its preliminary proxy
materials filed with the Securities and Exchange Commission ("SEC") on April 9, 1999 and on April 16, 1999.

		(e)	The Board of Directors of Embrex shall not at any time prior to the Embrex 2000 Annual Meeting: (i)  remove Mr. Smiley as a director; or
(ii) amend or directly or indirectly render ineffective Article III,
Section 4 of the Embrex Amended and Restated Bylaws.

		(f)	If Mr. Smiley shall be unable to fulfill his term as a
director of Embrex by reason of his death, disability or resignation because of unexpected personal or family circumstances, Micro Cap shall have the right to recommend to the Board of Directors another person or persons as candidates to fill his vacancy and the Board of Directors shall consider such person or persons. The Board of Directors and Micro Cap shall use their reasonable best efforts to reach mutual agreement on a substitute for Mr. Smiley and the Board of Directors shall elect such mutually agreeable substitute to fill the vacancy as soon as practicable

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CUSIP No. 290817105			13D				Page 9 of 10 Pages


	2.	Agreements of Micro Cap and Palo Alto.

		(a)	Micro Cap and Palo Alto shall immediately withdraw all of
their preliminary proxy materials regarding Embrex, including the preliminary proxy materials filed with the SEC on April 14, 1999.

		(b)	Micro Cap and Palo Alto hereby withdraw in its entirety the
request dated December 17, 1999 that Embrex include in its proxy statement for the 1999 Annual Meeting a proposal for Embrex to retain an investment banking firm.

		(c)	Micro Cap and Palo Alto hereby withdraw in its entirety the
notice dated March 29, 1999, which was made by CEDE & Co. on behalf of
Micro Cap, regarding the presentation at the 1999 Annual Meeting of a proposal to amend the provisions of Embrex's Bylaws pertaining to the call of special meetings of shareholders and a proposal to retain an investment banking firm.

		(d)	Micro Cap and Palo Alto will not directly or indirectly make any proposals at, or bring any matters before, the 1999 Annual Meeting.

		(e)	Micro Cap and Palo Alto acknowledge and agree that the only
proposals to be included in Embrex's proxy materials for the 1999 Annual
Meeting shall be the election of directors and the ratification of accountants.

		(f)	Micro Cap and Palo Alto acknowledge and agree that all
requests for inspection of corporate records and other information of Embrex made by or on behalf of Micro Cap and Palo Alto have been satisfied or withdrawn.

	3.	Other Agreements.

		(a)	Mr. Smiley consents and agrees to be nominated and elected,
and to serve, as a director of Embrex as contemplated by this Agreement.

		(b)	Mr. Edwards shall not make any proposals at, or bring any
matters before, the 1999 Annual Meeting. Mr. Edwards shall cause each of Micro Cap and Palo Alto to perform its obligations under this Agreement.

		(c)	Micro Cap,  Palo Alto and Mr. Edwards release Embrex, and
Embrex releases Micro Cap, Palo Alto and Mr. Edwards, from any and all claims, causes of action, liabilities, costs and expenses, known or unknown, arising out of related to any of the matters or materials referred to in this Agreement, including, without limitation, relating to any proposals for the 1999 Annual Meeting. The provisions of this Section 3(c) also shall apply to any affiliate, director, officer, employee, agent, partner, or representative of Embrex, Micro Cap, Palo Alto and Mr. Edwards. Nothing in this Agreement shall be construed as an admission of any liability or otherwise by any party.

CUSIP No. 290817105			13D				Page 10 of 10 Pages

		(d)	This Agreement constitutes the full understanding of the
parties and a complete statement of the terms of their agreement with respect to the subject matter contained herein and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. This Agreement, or any provision hereof, may not be amended, changed, modified or waived, except by written instrument signed by the parties hereto. This Agreement shall be governed by and construed under the laws of the State of North Carolina.

		(e)	The parties acknowledge and agree that an award of money
damages would be inadequate for the breach of this Agreement, and any such breach would cause irreparable harm; accordingly, the parties agree that in the event of any breach of this Agreement, a party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

		(f)	This Agreement may be executed in any number of
counterparts, each of which when executed and delivered shall be deemed to be and original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement may be executed and delivered by facsimile.


						EMBREX, INC.

						By:  /s/ Randall L. Marcuson
							Randall L. Marcuson
							President and Chief Executive 	Officer


						MICRO CAP PARTNERS, L.P.

						By:  Its General Partner,
							Palo Alto Investors, Inc.

							By:  /s/ William L. Edwards
								Name:  William L. Edwards
								Title: President


						PALO ALTO INVESTORS, INC.

						By:  /s/ William L. Edwards
							Name:  William L. Edwards
							Title: President


						/s/ Walter Smiley
						WALTER SMILEY


						/s/ William L. Edwards
						WILLIAM L. EDWARDS
BLD\4325\011\1065530.01